SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NextMart, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65338F 10 2

(CUSIP Number)

Mr. Menghua Liu -Chairman

Oriental Plaza Bldg. W3 12 Fl. East Chang'an Ave.

Dongcheng District Beijing, 100738 PRC

(+86) 10 8518-9669
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338F 10 2	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Beijing Hua Hui Hengye Investment Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of common stock(1).
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)%
14	TYPE OF REPORTING PERSON* CO

(1) On March 22, 2010, the Reporting Person, through Wise Gold Investment Ltd. its wholly owned subsidiary, returned to the Issuer 75,000,000 shares of common stock previously issued to the subsidiary. In addition, 175,000,000 shares of common stock of the Issuer previously issued for the benefit of the Reporting Person and held in escrow were also returned to the Issuer. The Reporting Person now has no beneficial ownership in the Issuer.

CUSIP No. 65338F 10 2	Page 3 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wise Gold Investment Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1).
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1) shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

(1) Wise Gold Investment Ltd., a British Virgin Island company, was the holder of 75,000,000 shares of common stock of the Issuer which were returned to the Issuer. The Reporting Person is a subsidiary of Beijing Hua Hui Hengye Investment Ltd. acting on behalf and for the benefit of such entity.

CUSIP No. 65338F 10 2	Page 4 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Menghua Liu (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of common stock (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 shares of common stock (2).
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of common stock(1).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
14	TYPE OF REPORTING PERSON* IN

(1) On March 22, 2010, Beijing Hua Hui Hengye Investment Ltd, through Wise Gold Investment Ltd., its wholly owned subsidiary, returned to the Issuer 75,000,000 shares of common stock previously issued to the subsidiary. In addition, 175,000,000 shares of common stock of the Issuer previously issued for the benefit of the affiliate of Reporting Person and held in escrow were also returned to the Issuer. The Reporting Person now has no beneficial ownership in the Issuer. The Reporting Person was the controlling party of Beijing Hua Hui Hengye Investment Ltd.

CUSIP No. 65338F 10 2	Page 5 of 7

Item 1. Security and Issuer.

Common Stock

NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang'an Avenue,

Dongcheng District,

Beijing, 100738 PRC

Item 2. Identity and Background.

(a)-(c) and (f) The parties filing this reports are Beijing Hua Hui Hengye Investment Ltd., a PRC company (“Purchaser”), Wise Gold Investment, Ltd., a British Virgin Island company who is holding the shares of Purchaser (“Wise Gold”) and Mr. Menghua Liu. The office address of Purchaser, Wise Gold and Mr. Liu is: Pine Valley Center 11 Fl., 8 Jiangguo Men Outer Street, Chaoyang District, Beijing, China. Mr. Liu is the sole shareholder of Purchaser and Wise Gold.

(d)-(e) None of Purchaser, Wise Gold or Mr. Liu, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 1, 2009, the Issuer entered into a subscription and asset sale agreement (the “Agreement”) with the Purchaser. Under the Agreement, the Issuer received from Purchaser the commercial income rights  to 10,000 square meters of commercial space in the Huadun Changde International Hotel located in the city of Changde in China’s Hunan Province (“Project”). In exchange, Purchaser agreed to receive 250,000,000 shares of its common stock of the Issuer, of which 30% of the shares (75,000,000) were issued on September 11, 2009. The remaining 70% of the shares (175,000,000) were issued on September 11, 2009 in the name of a third party and are currently held in escrow pending completion of the Project.

On March 3, 2010, the Issuer and Purchaser terminated and rescinded the subscription and asset sale agreement entered into by the parties on August 1, 2009. On March 22, 2010, the 250,000,000 shares of common stock previously issued in connection with the original transaction were returned to the Issuer.

Item 4. Purpose of Transaction.

N/A

CUSIP No. 65338F 10 2	Page 6 of 7

Item 5. Interest in Securities of Issuer.

(a) — (b)  None of Purchaser, Wise Gold Investment, Ltd., and Mr. Menghua Liu are the beneficial owner of any shares of capital stock of the Issuer.

(c) Except as disclosed herein, no transactions in Shares were effected by Purchaser, Wise Gold Investment, Ltd., or Mr. Liu, during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

Other than as described herein, no other transactions were effected by the reporting person in the past sixty days. Moreover, other than as described herein, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock and common stock warrants as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

None, other than as described herein.

Item 7. Material To Be Filed as Exhibits.

None.

CUSIP No. 65338F 10 2	Page 7 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Beijing Hua Hui Hengye Investment Ltd.

/s/Menghua Liu

Chairman

Wise Gold Investment Ltd.

/s/Menghua Liu

Chairman

/s/Menghua Liu

Mr. Menghua Liu

Date: May 10, 2010